Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2024

Note 1 - Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Revenue Recognition

We generate commission revenue, which occurs when clients trade securities and for which our performance obligation is fulfilled on the trade date, and investment advisory fees, for which the performance obligation is performed over time.

Advisory fees are billed to clients on a calendar quarter at the beginning of that period, using values as of the last business day of each immediately preceding calendar quarter. The value of the assets in an advisory account on the billing date determines the amount billed, and accordingly, the revenues earned in the following three month period. Advisory revenues collected and agreed to by the client average 1.0% of the underlying assets as of December 31, 2024.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2024.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2021-2024 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts. The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses (CECL) framework. The Company's expectation is that the credit risk associated with receivables due from clients with which it conducts business are that the client will not fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2024. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Churchill Financial, LLC
Notes to Financial Statements (Continued)
For the Year Ended December 31, 2024

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Advertising Costs

The Company expenses advertising costs as incurred. There was $1,618 in advertising expense for the year ended December 31, 2024.

Subsequent Events

Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2024 or the procedures followed in making the periodic computation required. At December 31, 2024, the Company had net capital of $657,444 and net capital requirements of $14,589. The ratio of aggregate indebtedness to net capital was 0.3328 to 1 at December 31, 2024. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 - Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 - Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan ("SAR-SEP"), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $105,949 of Company contributions during the year.

Note 6 - Operating Leases

The Company determines if an arrangement is a lease at inception. The Company has one operating lease which is included as an operating lease ROU asset and operating lease liability on the statement of financial condition.

The ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease ROU asset and liability are recognized at commencement date based on the present value of fixed lease payments over the lease term. In determining the present value of fixed lease payments, the Company used a rate of return of 8.50%. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company had a one year operating lease for office space through October 2024. The lease required monthly rental payments of $2,046 and also required the Company to pay a portion of the building operating expenses based on the Company's pro rata occupancy. The operating costs allocated were explicit in the lease agreement.

In July 2024, the Company entered into a three-year operating lease for office space through June 2027. The lease term requires monthly rental payments of $4,864 in the first year, $5,010 in the second year and $5,159 in the third year, inclusive of common area maintenance. Lease expense under both operating leases totaled $47,059 for the year ended December 31, 2024. The balance of the ROU asset was $132,997 and the balance of the lease liability was $136,584 at December 31, 2024.

The weighted average remaining discount rate was 8.50% and the weighted average remaining lease term was 30 months as of December 31, 2024.

Note 6 - Operating Leases (Continued)

Supplemental cash information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liability: $ 49,644

Right of use operating lease asset obtained in exchange for operating lease liability: $ 159,596

Future minimum rent payments required under this lease are as follows:

2025	$ 59,244
2026	61,013
2027	30,953
Total	$ 151,210
Less present value discount	(14,626)
Operating lease liability	$ 136,584

Note 7 - Segment Information

As of January 1, 2024, the Company adopted the Accounting Standards Updates ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

Note 7 - Segment Information (Continued)

The Company operates in a single line of business as a securities broker-dealer, which is comprised of securities brokerage and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 78% of its total revenues from a single external customer in 2024.